Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces Agreement with Nyrstar to Defer Coricancha Bond Requirements

Vancouver – June 29, 2020 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or “the Company”) announces an agreement with Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together, “Nyrstar”) and NN2 Newco Limited, the parent of the Nyrstar entities, to amend certain agreements (the “Amending Agreements”) in respect of the Company’s remediation obligations in connection with Great Panther’s 2017 acquisition of the Coricancha mine (“Coricancha”) from Nyrstar. The amended agreements include the Share Purchase Agreement under which the Company purchased Coricancha from Nyrstar and the related agreement for Coricancha under which Nyrstar agreed to fund a portion of the bond to secure remediation costs for Coricancha in future in respect of a permanent closure of the mine.

Under the Amending Agreements, Nyrstar has agreed to extend its remediation bond obligations beyond the original June 30, 2020 expiry date. The Amending Agreements provide that Nyrstar will maintain a $7.0 million bond until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther’s funding requirements for these amounts until June 30, 2022.

“We are very pleased with this agreement with Nyrstar that reduces our short-term funding requirements and improves our ability to advance Coricancha in a manner that meets our mutual interests,” stated Rob Henderson, President and CEO. “This latest agreement highlights Great Panther’s commitment to realizing Coricancha’s significant potential, particularly with the recent strength in gold and silver prices.”

The Amending Agreements provide that Great Panther will use commercially reasonable efforts to seek an amendment to a closure plan for certain legacy tailings facilities which Nyrstar is obligated to fund. The objective of the amendment is to seek a technically superior closure plan for approval by the Ministerio de Energía y Minas de Perú with potentially lower costs. In addition, Great Panther has agreed to pay interest on the bond amounts Nyrstar has agreed to continue to fund at an annual rate of 3-month USD LIBOR plus 5%, and to defer any relocation of the legacy tailings until an agreement on a modified closure plan is achieved or there is a legal requirement to move the tailings. The Amending Agreements also provide Nyrstar with certain offer rights for Coricancha concentrates which are secondary to those of a third party. The Amending Agreements do not impact on the maximum reclamation obligation that Nyrstar is obligated to fund under the Share Purchase Agreement.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the ability to obtain government approval for a modification to the closure plan for Coricancha’s legacy tailings facilities and Coricancha’s potential.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, regulatory, and social risks involving Great Panther’s operations in a foreign jurisdiction, developments with respect to COVID-19 that may impact the Company’s operations, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

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